Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650

PROSPECTUS SUPPLEMENT

to

PROSPECTUS DATED FEBRUARY 8, 2008

      The attached Current Report on Form 8-K dated March 9, 2011 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.

The date of this Prospectus Supplement is March 16, 2011.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): March 9, 2011 (March 9, 2011)

Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8484 Westpark Drive Suite 720 McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (703) 442-5500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

⃞ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

⃞ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

⃞ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

⃞ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On March 9, 2011, Global Telecom & Technology, Inc. issued a press release relating to, among other things, fourth quarter and year end 2010 financial results.  This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as set forth in full.

The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits

(d)      Exhibits

Exhibit
Number	Description

99.1	Press Release dated March 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 9, 2011

GLOBAL TELECOM & TECHNOLOGY, INC.

		By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated March 9, 2011.

Exhibit 99.1

Global Telecom & Technology Reports Fourth Quarter and Full Year 2010 Results

Full Year Revenue Increases 26% to $81.1 Million and Adjusted EBITDA Increases 58% to $6.7 Million

Net Income Triples to $1.4 Million and $0.08 Earnings per Share

Strengthens Balance Sheet and Reduces Cost of Capital with 2010 Financing

MCLEAN, Va.--(BUSINESS WIRE)--March 9, 2011--Global Telecom & Technology, Inc. (“GTT”), (OTCBB: GTLT), a global telecommunications carrier and leading network integrator serving the data communications needs of large enterprise, government and carrier clients, announced today financial results for the fourth quarter and year ended December 31, 2010. Financial highlights and historical comparisons include (dollars in millions except per share data):

	FY 2010	FY 2009	Q4 2010	Q4 2009
Revenue	$81.1	$64.2	$20.8	$16.4
Gross Margin	29.7%	28.6%	30.8%	29.7%
Adjusted EBITDA	$6.7	$4.2	$1.7	$1.2
Net Income	$1.4	$0.5	$0.5	$(0.2)
Earnings per Share (Basic and Diluted)	$0.08	$0.03	$0.03	$(0.01)

* See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.

Balance sheet and capital structure highlights include:

  Reduced current liabilities by 42 percent, or $17.9 million, including a $10.2 million reduction in short term debt.
  Refinanced maturing seller debt with new $15 million credit facility at reduced cost, including a 5-year $10 million term loan and a $5 million 2-year revolving credit facility.
  Raised approximately $2.0 million in new equity capital.

“GTT made significant strides during 2010 as evidenced by strong year-over-year improvement in all of our key financial measures,” said Richard D. Calder Jr., President and Chief Executive Officer. “Revenue grew 26 percent and Adjusted EBITDA grew 58 percent over the full year 2009. For the fourth quarter, we grew Revenue 27 percent and Adjusted EBITDA 39 percent over the fourth quarter of 2009.

“In the past year, we successfully integrated an acquisition, expanded our core network assets, grew our distribution channels, and completed our strongest sales year on record. We are also happy to announce that GTT is a prime sponsor of International Telecoms Week (ITW) 2011 (May 23 – 25, 2011) in Washington, D.C.”

“In 2010, we strengthened our balance sheet by retiring our legacy short-term debt, secured significant capital at a very attractive cost and continued to drive top and bottom-line growth, including strong growth in earnings per share to $0.08 per share,” said Eric Swank, Chief Financial Officer. “With an improved balance sheet, strong Adjusted EBITDA results and the high conversion of EBITDA to cash flow inherent in our business model, we have positioned the Company to achieve our growth objectives. As we move forward in 2011, we are very excited about keeping our positive momentum going throughout the year.”

Conference Call Information

GTT will hold a conference call on Thursday, March 10, 2011 at 10:00 a.m. Eastern Time (7:00 a.m. PT) to discuss its results for the fourth quarter and year ended December 31, 2010. To participate in the live conference call, interested parties may dial 1.888.339.3503 or +1.719.457.2638 and enter passcode 3036260. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 3036260. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.

About GTT

GTT is a global telecommunications carrier and leading network integrator serving the data communications needs of large enterprise, government and carrier clients in over 80 countries. We combine our own network assets with the networks of over 800 suppliers worldwide to deliver cost-effective, scalable solutions supporting each client’s unique requirements. Through our proprietary Client Management Database (CMD), GTT provides streamlined service design and quotation, rapid service implementation, and global 24x7 monitoring and support. GTT is headquartered in the Washington, DC metro region with offices in London, Dusseldorf, and Denver. For more information visit the GTT website at www.gt-t.net.

Forward-Looking Statements

This release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestitures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading "Risk Factors" in GTT's annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2010	2009	2010	2009

Revenue
Telecommunications services sold	$20,771	$16,353	$81,075	$64,221

Operating expenses:
Cost of telecommunications services provided	14,381	11,499	57,022	45,868
Selling, general and administrative expense	4,804	3,743	18,021	14,684
Restructuring costs, employee termination and non-recurring items	-	641	-	641
Depreciation and amortization	686	386	2,791	1,733

Total operating expenses	19,871	16,269	77,834	62,926

Operating income	900	84	3,241	1,295

Other income (expense):
Interest expense, net	(344)	(198)	(1,407)	(849)
Other income (expense), net	(81)	(65)	(368)	24
Total other income (expense)	(425)	(263)	(1,775)	(825)

Income before income taxes	475	(179)	1,466	470

Provision for income taxes	22	35	96	16

Net income	$453	$(214)	$1,370	$454

Earnings per share:
Basic	$0.03	$(0.01)	$0.08	$0.03
Diluted	$0.03	$(0.01)	$0.08	$0.03

Weighted average shares:
Basic	16,808,634	15,366,894	16,740,882	15,268,826
Diluted	17,031,599	15,366,894	16,971,396	15,470,763

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	December 31, 2010	December 31, 2009

ASSETS
Current assets:
Cash and cash equivalents	$6,562	$5,548
Accounts receivable, net	5,787	9,389
Deferred contract costs	536	454
Prepaid expenses and other current assets	1,105	937
Total current assets	13,990	16,328
Property and equipment, net	1,674	2,235
Intangible assets, net	5,732	7,613
Other assets	3,519	429
Goodwill	29,046	29,156
Total assets	$53,961	$55,761

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$9,279	$12,204
Accrued expenses and other current liabilities	6,831	11,372
Short-term debt	2,245	12,463
Deferred revenue	5,898	6,112
Total current liabilities	24,253	42,151
Long-term debt	12,020	244
Deferred revenue and other long-term liabilities	605	352
Total liabilities	36,878	42,747

Commitments and contingencies

Stockholders' equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 17,880,254 and 15,472,912 shares issued and outstanding as of December 31, 2010 and 2009, respectively	2	2
Additional paid-in capital	61,497	58,710
Accumulated deficit	(44,129)	(45,499)
Accumulated other comprehensive loss	(287)	(199)
Total stockholders' equity	17,083	13,014
Total liabilities and stockholders' equity	$53,961	$55,761

ANNEX A: Non-GAAP Financial Information

Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.

In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.

The following is a reconciliation of Adjusted EBITDA to operating income (amounts in thousands):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Operating income	$900	$84	$3,241	$1,295
Depreciation and amortization	686	386	2,791	1,733
Restructuring costs, employee termination and non-recurring items	-	641	-	641
Non-cash compensation	140	130	644	550
Adjusted EBITDA	$1,726	$1,241	$6,676	$4,219

CONTACT:
For GTT media inquiries, please contact:
Michelle Reilly
1-703-442-5582
michelle.reilly@gt-t.net
or
For GTT investor relations inquiries, please contact:
Eric Swank
Chief Financial Officer
1-703-442-5529
eric.swank@gt-t.net